Exhibit (d)(1)

HEADS OF AGREEMENT

RELATING TO A FRIENDLY TENDER OFFER FOR ABLYNX NV

These Heads of Agreement (together with their Schedules, this “Agreement”) are executed on January 28, 2018.

Between:

SANOFI, a French société anonyme, having its registered offices at 54, rue La Boëtie, 75008 Paris, France and registered with the Paris Commercial and Companies Register under number 395.030.844 (the “Bidder”);

And:

ABLYNX, a Belgian naamloze vennootschap, having its registered offices at Technologiepark 21, 9052 Ghent, Belgium and registered with the Cross Roads Bank for Enterprises under number 0475.295.446 (the “Company”).

WHEREAS:

(a)	the Company is a listed company in the form of a Belgian naamloze vennootschap whose shares are admitted to trading on the regulated market of Euronext Brussels and ADSs representing such shares are admitted to trading on Nasdaq and whose Bonds (as defined below) are listed on the Open Market (Freiverkerh) segment of the Frankfurt Stock Exchange; at the date hereof, the following securities issued by the Company are outstanding:

(i) 75,065,990 ordinary shares (the “Shares”), of which 13,144,500 are in the form of American Depositary Shares (“ADSs”);

(ii) 2,772,506 warrants outstanding, giving right to a maximum of 2,667,506 new ordinary shares (i.e., 210,000 warrants (issue 5), giving right to 105,000 new ordinary shares, and 2,562,506 warrants giving right to 2,562,506 new ordinary shares), as well as 282,500 warrants that have been offered in January 2018 prior to the date of this Agreement but that have not yet been accepted and/or of which the actual issuance has not yet been enacted, giving right to a maximum of 282,500 new ordinary shares, and having an exercise price set out in Schedule 4 (“Warrants”); and

(iii) 984 outstanding EUR 100,000,000 3.25% Senior Unsecured Convertible Bonds due on 27 May 2020 issued by the Company on 27 May 2015 in the denomination of EUR 100,000 per bond and listed on the open market Frankfurt MTF (Freiverkehr) (ISIN: BE6278650344) (“Bonds” and, together with the Shares, ADSs and Warrants, the “Securities”).

(b)	Bidder (i) intends to launch a public tender offer under the laws of Belgium for all the Shares, Warrants and Bonds issued by the Company and (ii) intends to launch a public tender offer under the laws of the United States of America (the “U.S.”) for the Shares held by residents of the U.S. and the ADSs wherever their holders are located, and (iii) has agreed the terms and conditions thereof with the Company; and

(c)	The Board of Directors of the Company (the “Company’s Board”) has approved this Agreement on its meeting of January 28, 2018 and considers the Tender Offers (as defined below) upon the terms and conditions of this Agreement to be friendly.

IT HAS BEEN AGREED AS FOLLOWS:

Article 1. Commitment to launch a public tender offer

1.1	Bidder commits to the Company as follows:

(a)	To (i) launch a voluntary public tender offer under the laws of Belgium for the Shares, Warrants and Bonds, outstanding at the time of the notification of such tender offer to the FSMA in accordance with Article 5 of the Royal Decree of 27 April 2007 on public tender offers (the “Royal Decree”) (the “Notification”) or at the time of settlement (i.e., payment and delivery) of the tender offer, including (and subject to FSMA approval) any shares issued after the closure of any acceptance period of the tender offer pursuant to the exercise of Warrants, provided that the relevant Warrant holder during any acceptance period of the tender offer decided to exercise Warrants, as the case may be by way of cashless exercise, and to tender the underlying shares at the Offer Price upon completion of the tender offer subject to the publication by the Bidder of the results of the Belgian Tender Offer (as defined herein) from which it appears that the closing conditions of the Belgian Tender Offer (as defined herein) have been fulfilled or waived, upon the terms of this Agreement (the “Belgian Tender Offer”) and (ii) launch a public tender offer under the laws of the U.S. for the outstanding Shares held by residents of the U.S. and the outstanding ADSs, wherever their holders are located, upon the terms of this Agreement (the “U.S. Tender Offer” and, together with the Belgian Tender Offer, the “Tender Offers”);

(i)	offer price of EUR 45 (forty five) per Share, paid in cash (the “Offer Price”);

(ii)	an offer price in EUR per Warrant equal to the Offer Price per Share minus the relevant exercise price per Warrant(s), giving right to 1 new ordinary share, paid in cash, as set out in Schedule 4;

(iii)	an offer price of EUR 310,992 (three hundred and ten thousand nine hundred ninety two) per Bond, paid in cash; and

(iv)	offer price of EUR 45 (forty five) per ADS, paid in cash.

The cash consideration paid to ADS holders will be paid in U.S. dollars converted at a then-current spot exchange rate and distributed, net of expenses, to such holders.

(b)	To (also) allow the Warrant holders to exercise their Warrants in a conditional manner (i.e., subject to the closing conditions of the Belgian Tender Offer being fulfilled or waived) and accept the Belgian Tender Offer in respect of the underlying Shares. To this effect, a specific acceptance form will be provided for the Warrant holders, which comprises: (x) an exercise notice for the Warrants, conditional upon the publication by the Bidder of the results of the Belgian Tender Offer from which it appears that the closing conditions of the Belgian Tender Offer have been fulfilled or waived and to be effected not later than the settlement date of the Belgian Tender Offer; and (y) an acceptance of the Belgian Tender Offer in respect of the Shares to be so issued. For the avoidance of doubt, it is specified that Bidder waives any right to withdraw the Belgian Tender Offer (in accordance with article 16, 1° of the Royal Decree) as a consequence of the acceptance or exercise of Warrants or the conversion of Bonds;

(c)	To file the Notification with the FSMA no later than the business day following the date hereof at 8:00 am CET;

(d)	To commence the U.S. Tender Offer as contemporaneously as practicable with the commencement of the Belgian Tender Offer;

(e)	(i) To set an initial acceptance period for the Belgian Tender Offer of at least 20 business days determined in accordance with Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to open the acceptance period for the Belgian Tender Offer no later than five business days from the date of approval by the FSMA of the bid prospectus, unless agreed otherwise with the FSMA to have the opening date coincide as much as possible with the opening of the U.S. Tender Offer, and (ii) to set an initial expiration date (and any subsequent expiration date) of the U.S. Tender Offer as contemporaneously as practicable with the end of the then-current acceptance period of the Belgian Tender Offer;

(f)	To extend the initial expiration period of the U.S. Tender Offer (as extended), as necessary, to be coterminous with the end of the then-current acceptance period of the Belgian Tender Offer;

(g)	To (i) re-open the Belgian Tender Offer and (ii) to commence a subsequent offering period with respect to the U.S. Tender Offer, in each case, if necessary (and, in the case of the Belgian Tender Offer, subject to approval by the FSMA) to cross the squeeze-out threshold that applies under Belgian law;

(h)	To not terminate or withdraw the U.S Tender Offer prior to any scheduled expiration date, unless the Belgian Tender Offer has been withdrawn (“intrekking”) by the Bidder as permitted by Belgian applicable law; and

(i)	To bring a “simplified” squeeze-out offer in accordance with Article 42 of the Royal Decree if the statutory conditions therefore are fulfilled.

1.2	Bidder may cause a fully owned subsidiary to launch the Tender Offers and take all other actions set out in this Article 1. In such case, all references to the “Bidder” in this Agreement shall be construed as a reference to such subsidiary and the initial Bidder shall guarantee compliance by such subsidiary with all of its obligations under this Agreement.

1.3	Bidder has structured the Tender Offers on the assumption that the Tier II relief from the U.S. tender offer rules is available. If this proves not to be the case, Bidder and the Company shall agree in good faith an alternative structuring of the Tender Offers that achieves as close as reasonably practicable the same economic benefits for the holders of Securities.

Article 2. Conditions to complete the Tender Offers

2.1	The completion of the Tender Offers shall be subject only to the following conditions, which, except for the conditions set forth in (d), can be waived at any time by the Bidder:

(a)	there having been tendered (and not withdrawn) Shares, Warrants (as the case may be, conditionally in accordance with article 1.1(b)), Bonds and ADSs representing at least 75% of the number of outstanding Shares at the end of the initial acceptance period of the Belgian Tender Offer;

(b)	(i) the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and (ii) the consent or approval required under any Antitrust Law of Germany applicable to the transactions contemplated by this Agreement shall have been received, subject, however, to Article 4 of the Royal Decree;

(c)	no change or event has occurred prior to the publication of the results of either Tender Offer that results in, or is at that moment reasonably likely to result (in such case, as confirmed by an independent expert), a loss (including loss of net asset value) or liability of the Company or its subsidiary, taken as a whole, with an impact on the consolidated net asset value of the Company and its subsidiary on an after tax basis exceeding EUR 500 million (a “Material Adverse Change”); provided, however, that none of the following shall be deemed of itself to constitute a Material Adverse Change: (i) any change in the market price or trading volume of Company shares; (ii) any general evolution on the stock exchange markets; (iii) any adverse effect resulting from or arising out of the announcement or anticipated consummation of either Tender Offer including any such effects on employees, customers, vendors, suppliers, distributors, partners, lenders, contractors or other third parties; (iv) any changes in applicable law (or the interpretation thereof); (v) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of God, acts of war, police or military action, armed hostilities, sabotage or terrorism or (vi) any change arising out of conditions affecting the economy or industry of the Company in general which does not affect the Company in a materially disproportionate manner relative to other participants in the economy or such industry, respectively;

(d)	with respect to the U.S. Tender Offer only, the Belgian Tender Offer has not been withdrawn (“intrekking”) by the Bidder as permitted by Belgian applicable law; and

(e)	there is no judgment issued by a court of competent jurisdiction or mandatory order by a Governmental Authority in the United States (whether federal, state or local) that would make the U.S. Tender Offer illegal or otherwise prohibit the consummation thereof.

2.2	Bidder confirms and represents that all internal approvals for the launch and completion of either Tender Offer (except for the closing conditions set out in this Agreement) have been obtained; that financing of both Tender Offers is available to it on an irrevocable and unconditional basis; that in the context of the Tender Offers, no duties (including the duty to make filings or obtain clearances) under any merger, competition or antitrust regulations apply, other than the conditions set forth in Section 2.1(b); and that in the context of the Tender Offers, no other approvals by Governmental Authorities within the meaning of Article 17 of the Royal Decree are required.

Article 3. Commitments, Representations and Warranties of the Company

3.1	The Company agrees that, except for matters contemplated by this Agreement or as otherwise agreed by Bidder (such agreement not to be unreasonably be withheld or delayed), from the date of this Agreement until the earlier of (i) the appointment of representatives of the Bidder to the Board of the Company (as a result of the successful completion of the Tender Offers) or (ii) the withdrawal of either Tender Offer (as a result of one of the conditions set out in Article 2.1 not being fulfilled or waived or in any other circumstances provided by Articles 16 and 17 of the Royal Decree) (for the avoidance of doubt, it is specified that Bidder waives any right to withdraw the Belgian Tender Offer (in accordance with article 16, 1° of the Royal Decree) as a consequence of the acceptance, issuance (but only in respect of Warrants that have been offered in January 2018 prior to the date of this Agreement but that have not yet been accepted and/or of which the actual issuance has not yet been enacted) or exercise of Warrants or the conversion of Bonds):

(a)	the Company shall, and shall cause its subsidiary to, conduct its business in the usual and ordinary course and use commercially reasonable efforts to (to the extent permitted by applicable law): (i) keep intact its current business organization; (ii) maintain in effect all of its permits; (iii) keep available the services of its directors, senior managers and key employees and not materially change their employment conditions; (iv) maintain the current relationships with its customers, suppliers and others having material business relationships with it and (v) conduct the affairs of the Company in all material respects in compliance with applicable law;

(b)	neither the Company nor its subsidiary shall enter into or consent to any new commitment the value of which would, on an individual basis (no commitments are to be aggregated for purposes of this clause), exceed EUR 3 million or on an aggregate basis exceed EUR 15 million (it being understood that for an employment or consultancy contract, only an amount equal to one year base and variable salary or remuneration shall be taken into account);

(c)	the Company and its subsidiary shall not enter into any new borrowing commitments (excluding ordinary course of business commitments and trade creditors but including all lease arrangements, whether financing or operating), for an aggregate amount exceeding EUR 0.5 million; and

(d)	the Company shall not issue, grant, offer, pledge or otherwise transfer any shares, warrants or convertible bonds (except as a result of the acceptance, issuance (but only in respect of Warrants that have been offered in January 2018 prior to the date of this Agreement but that have not yet been accepted and/or of which the actual issuance has not yet been enacted) or exercise of Warrants or the conversion of Bonds);

(e)	the Board of Directors of the Company shall not, and shall not on its own initiative propose to the general meeting of shareholders of the Company to modify the articles of association of the Company, except in the event of exercise or conversion of warrants or convertible bonds which (i) have been issued before the date of this Agreement or (ii) have been offered in January 2018 prior to the date of this Agreement but have not yet been accepted and/or of which the actual issuance has not yet been enacted; and

(f)	neither the Company nor its subsidiary shall enter any material partnership agreement, or license or distribution or co-promotion or similar agreement, nor any material agreement granting exclusivity to a third party or a non-compete undertaking.

3.2	The Company represents and warrants that neither the Company nor its subsidiary shall, as a result of the launch of either Tender Offer or Bidder acquiring control over the Company, incur any liability exceeding EUR 5 million individually or EUR 10 million in the aggregate in consequence of any other act, omission, commitment or undertaking taken or made by the Company or its subsidiary (excluding, for the avoidance of doubt, the effect of any “change of control clause” laid down in contracts entered into by the Company or its subsidiary, and in any event save for fees payable to the Company’s financial advisers in connection with either Tender Offer, which the Bidder acknowledges and agrees to be paid by the Company).

The Company acknowledges that the Bidder may apply to the FSMA with the request to consider any breach of the commitments, representations and warranties listed in clauses 3.1 and 3.2 as a decision or operation “that has or could have the effect of significantly modifying the composition of the assets or liabilities” of the Company as set forth in Article 16.2° of the Royal Decree of 27 April 2007 on Takeover Bids. Such application constitutes the Bidder’s sole remedy in respect of any breach of the commitments, representations and warranties listed in clauses 3.1 and 3.2.

3.3	In consideration of the Bidder’s commitments under this Agreement:

(a)	the Company shall, shortly after the publication of the Notification by the FSMA, issue a press release in which it supports the Tender Offers and qualifies such Tender Offers as friendly;

(b)

the Company Board confirms that it will unanimously issue a positive recommendation in its opinion (“memorie van antwoord”) (the “Opinion of the Company Board”) (in which the Belgian Tender Offer will be qualified as friendly) on the Belgian Tender Offer as set forth herein and as set forth fully in a prospectus that complies with Belgian law and this Agreement, provided that this commitment is subject to the filing by Bidder with the FSMA of a final prospectus compliant with all applicable requirements and substantially similar (unless for such amendments which are appropriate to accommodate the FSMA’s comments or reasonably requested by the Company taking into account the limited time that the Company has had to review the draft prospectus) to the attached draft prospectus. The foregoing is without prejudice to the right to make reasonable further comments on the draft prospectus after review thereof (taking into account the limited time that the Company has had to review the draft prospectus) and consultation in that respect and to the legal and fiduciary duties of the Company’s Board. In addition, the Company shall provide the Bidder with a reasonable opportunity to review the Opinion of the Company Board and any comments on the draft prospectus prior to submitting a draft of the opinion or the comments with the FSMA;

(c)	each member of the Company Board, who holds Securities, will confirm its decision to tender its Securities in the Tender Offers; these decisions will be included in the Opinion of the Company Board above;

(d)	the Company shall, as promptly as practicable (and in no event later than one business day) following the date of commencement of the U.S Tender Offer by Bidder, file with the U.S. Securities and Exchange Commission (the “SEC”) and disseminate to holders of Shares resident in the U.S. and holders of ADSs a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the U.S. Offer, which shall reflect the terms and conditions of this Agreement and include the Company Board’s positive recommendation in support of the Tender Offers; and

(e)	the Company shall, promptly after the date of this Agreement and from time to time thereafter as requested by Bidder or its agents, to the extent readily available to the Company, furnish Bidder with an updated list (and, if available, computer files) of its shareholders of record, non-objecting beneficial owners, the names and addresses of all record holders of Securities and lists of securities positions of Securities held in stock depositories, in each case as of the most recent practicable date. Except as necessary to communicate, and/or solicit tenders of Securities in, either Tender Offer, all information furnished in accordance with this clause (e) shall be held in confidence by Bidder in accordance with and shall otherwise be subject to the terms of the Confidentiality Agreement.

3.4	As of the date of this Agreement, the Company shall not:

(a)	directly or indirectly solicit, actively seek or initiate any approaches from any party in relation to a possible direct or indirect (offer to) purchase or otherwise acquire (by whatever means) by any party other than the Bidder of 50% or more of the assets or 50% or more of the outstanding voting securities granting access to voting rights of the Company (a “Competing Transaction”);

(b)	engage in any discussions or negotiations with any party in relation to a Competing Transaction, except with respect to discussions or negotiations with a party that submits a proposal for a counter bid or a higher bid that is not a result of a violation of (a) and is made at a price per share that is at least 5% higher than the Offer Price (a “Alternative Proposal”); and

(c)	provide any non-public information to any party in relation to a Competing Transaction, except to any party that submits an Alternative Proposal;

but reserves the right to allow a counterbid or higher bid to be made by an unsolicited third party to the extent required by law or fiduciary duty.

The foregoing is without prejudice to Article 40 of the Royal Decree. For the avoidance of doubt, Parties acknowledge and agree that Article 40 of the Royal Decree also applies in relation to an Alternative Proposal.

3.5	The Company represents and warrants to the Bidder that, at the date hereof, it is not aware that the Bidder would be aware of any inside information (within the meaning of article 2,14° of the Belgian law of 2 August 2002) relating to it or its Securities (other than the contemplated Tender Offers and this Agreement) that would not yet have been made public by the Company or that is not made public in the prospectus attached hereto as Schedule 3 or that would need to be included in the prospectus further to the Company making further comments on the draft prospectus after review thereof.

3.6	The directors have confirmed to the Company that they will resign from the Company Board upon settlement (i.e., payment and delivery) of the Tender Offers, provided the Bidder has acquired at least a majority of the Company’s shares. Before resigning, the directors will fill the vacancies created by the resignation of the above directors by way of self-appointment (“cooptatie”) for a period until the next shareholders’ meeting of the Company by appointing new directors in replacement amongst the candidates nominated by the Bidder.

3.7	Prior to the expiration of the applicable acceptance period, the Company shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company with current or future directors, officers or employees of the Company.

Article 4. Additional commitments of the Bidder

4.1	The Bidder commits to implement, and to cause the Company to implement, the retention arrangements set forth in Schedule 1.

4.2	The Bidder commits to implement, and to cause the Company to implement, in all material respects, the integration plan set out in Schedule 2.

4.3	The Bidder shall, as promptly as practicable on the date of commencement of the U.S. Tender Offer, (a) file with the SEC a Tender Offer Statement on Schedule TO with respect to the U.S. Tender Offer, which shall contain or incorporate by reference an offer to purchase reflecting the terms and conditions of this Agreement, including the conditions, and a form of the letter of transmittal and summary advertisement and other ancillary documents and instruments, if any, in respect of the U.S. Tender Offer (such Schedule TO and the documents included therein, together with any amendments or supplements thereto, and including exhibits thereto, the “U.S. Offer Documents”) and (b) cause the U.S. Offer Documents to be disseminated to holders of Shares resident in the U.S. and holders of ADSs as and to the extent required by the Exchange Act.

4.4	The Bidder confirms that it will vote the Company shares it acquires in consequence of the Tender Offers or otherwise in favour of granting discharge to the directors of the Company for their management of Company during the period preceding the settlement of the Tender Offers.

Article 5. Efforts

5.1	Subject to the terms and conditions of this Agreement, the Company and Bidder shall (and shall cause their respective Subsidiaries to) each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, but without prejudice to the confirmation and representation of the Bidder to the Company set forth in Section 2.2, (a) the obtaining of all necessary actions, waivers, registrations, permits, authorizations, orders, consents and approvals from any governmental authority in the U.S., Belgium, Germany or otherwise (“Governmental Authority”), the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of any and all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, (b) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties necessary to consummate the transactions contemplated by this Agreement and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

5.2	In furtherance and not in limitation of the undertakings pursuant to this Article 5 each of the Bidder and, to the extent required by applicable law, the Company shall (a) promptly (but in no event later than 10 business days after the date hereof) prepare and file any notification and report forms and related material required under the HSR Act and other applicable U.S. or non-U. S. antitrust laws (“Antitrust Laws”) with respect to the transactions contemplated by this Agreement, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, as promptly as reasonably practicable and advisable, (b) provide or cause to be provided as promptly as reasonably practicable and advisable any information and documentary material that may be requested by the U.S. Department of Justice (“DOJ”) or the U.S. Federal Trade Commission (“FTC”) under the HSR Act or by other Governmental Authorities under applicable Antitrust Laws (if any) and (c) use its reasonable best efforts to take such actions as are necessary or advisable to obtain prompt expiration or termination of any applicable waiting period or other approval of consummation of the transactions contemplated by this Agreement by the DOJ or FTC or other applicable Governmental Authorities. Bidder shall pay all filing fees required by any Governmental Authority for filings made under this section.

5.3	Subject to applicable law, the Company and Bidder and their respective counsel shall (a) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private person, (b) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement, (c) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the DOJ or the FTC or any other applicable Governmental Authority and (d) promptly furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement. The Company and Bidder shall (with respect to any in-person discussion or meeting), and shall to the extent practicable (with respect to any telephonic discussion or meeting), provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, Bidder shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the transactions contemplated by this Agreement pursuant to any Antitrust Laws; provided, that each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials (including correspondence) submitted to, any third party and/or any Governmental Authority in connection with any governmental inquiry, investigation or proceeding with respect to the transactions contemplated by this Agreement. The Company and Bidder may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Article 5 as “Antitrust Counsel Only Material.” Notwithstanding anything to the contrary in this Article 5, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company.

5.4	Notwithstanding the undertakings of Bidder pursuant to Section 5.1 through Section 5.3, in no event shall anything in this Agreement require, or be construed to require, the Company, Bidder or any of their respective affiliates to take, or agree to take, any action that would, individually or in the aggregate, result in a material adverse effect on the business, results of operations, assets or financial condition of the Company and its subsidiary, taken as a whole or Bidder and its subsidiaries, taken as a whole (which shall exclude Company and its subsidiary); provided that for purposes of determining whether a material adverse effect shall have occurred such effect shall be measured relative to the size of the Company and its subsidiary, taken as a whole.

Article 6. Confidentiality and Announcements

6.1	The Confidentiality Agreement, dated January 22, 2018, between the Bidder and the Company (the “Confidentiality Agreement”) shall survive the execution of this Agreement in accordance with its terms, but excluding its Annex A, which is terminated as from the execution of this Agreement. The Bidder and the Company acknowledge and agree that this Agreement will be submitted to the FSMA, and will be disclosed in so far as required by law or regulation (whether in Belgium, the U.S. or otherwise) or by the FSMA, the SEC or any applicable securities exchange (such as in respect of the prospectus and the Opinion of the Company Board).

6.2	Any announcement relating to the Tender Offers shall be made by mutual consent, except as otherwise required by law or regulation (whether in Belgium, the U.S. or otherwise) or by the FSMA, the SEC or any applicable securities exchange (such as in respect of the prospectus and the Opinion of the Company Board), in which case the parties shall (to the extent practicable and permissible under applicable law) consult with each other prior to such announcement regarding, the time, manner and contents of such announcement.

Article 7. Term and Termination

7.1	This Agreement terminates (subject to any rights accrued under it in view of breaches of a party, e.g. in case of non-Notification, or non-timely Notification, of the Belgian Tender Offer as set out in Section 1.1):

(a)	by mutual written consent of Bidder and the Company at any time prior to the closing of either Tender Offer;

(b)	by either the Company or Bidder if any judgment issued by a court of competent jurisdiction or by a Governmental Authority, or a law or other legal restraint or prohibition, in each case making the consummation of either Tender Offer illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable; provided that a party shall not be permitted to terminate this Agreement pursuant to this clause (b) if the issuance of such judgment was principally caused by or resulted from the failure of such party to fulfill any of its obligations under this Agreement in any material respect; or

(c)	by either the Company or Bidder if the Belgian Tender Offer has not been notified to the FSMA (in a valid manner) on the business day following the date hereof (unless the FSMA raises an issue of admissibility of the Notification, in which case termination shall take effect if the FSMA has not accepted the Notification 24 hours following the filing thereof).

7.2	This Agreement terminates upon:

(a)	the notification to the FSMA of any unsolicited counter-bid or higher bid (provided that this Agreement will again become fully effective if the Bidder launches a higher bid (and then as of such time)); or

(b)	the Belgian Tender Offer being withdrawn (“intrekking”) by the Bidder in accordance with the Royal Decree after approval of such withdrawal by the FSMA.

7.3	The Company agrees to pay to the Bidder the following break payment by way of lump-sum compensation for any loss or damages (including, but not limited to, costs and expenses incurred, lost opportunity costs, business dislocation, reputational harm or adverse market reaction) that may be suffered by the Bidder if the Bidder terminates this Agreement by reason of:

(a)	the Company’s failure to comply with its undertaking laid down in Section 3.4„ in which case the break payment shall amount to EUR 75 million; or

(b)	the Company withdrawing, qualifying or modifying in any manner adverse to the Bidder the Opinion of the Company Board, in which case the break payment shall be equal to all costs incurred by the Bidder in relation to the negotiations and entering into of the Confidentiality Agreement and this Agreement, the preparation and launching of the Tender Offers and the termination of this Agreement including any and all fees paid by the Bidder to financial, legal and other advisors.

Article 8. Entire Agreement - Severability - Costs - Counterparts - Applicable law - Jurisdiction - Notices

8.1	Without prejudice to Sections 5.1 and 6.1 hereof, this Agreement contains the entire understanding of the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between or among parties with respect to such subject matter. This Agreement shall be subject in all respects to the application of mandatory tender offer regulations applicable to the Company.

8.2	Each party shall bear all costs and expenses incurred or to be incurred by it in connection with the negotiation, execution and performance of this Agreement, other than as expressly set forth in this Agreement.

8.3	If one or more of the provisions of this Agreement is declared to be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected. Each of the Parties shall use its best efforts to immediately and in good faith negotiate a legally valid replacement provision.

8.4	This Agreement may be executed in counterparts, in the number of originals stated hereinafter on the signature page and, when taken together, the counterparts executed by all Parties shall constitute one and the same instrument. Signatures to this Agreement transmitted by fax, email in “portable document format” or by any other electronic means, intended to preserve the original graphic or pictorial appearance of this Agreement, shall have the same effect as the physical delivery of the paper Agreement bearing the original signatures.

8.5	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Belgium with the exclusion of its conflict of law principles. Any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) shall be submitted to the French speaking courts of Brussels, Belgium, which shall have exclusive jurisdiction.

8.6	Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered, if delivered in person, (ii) upon transmission if sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (iii) on the fifth (5th) business day after dispatch by registered or certified mail, (iv) on the next business day if transmitted by national overnight courier (with confirmation of delivery) or (iv) on the date transmitted if sent by email (provided no “bounce back” or similar message of non-delivery is received with respect thereto), in each case as follows:

if to the Company:

Ablynx

Technologiepark 21

9052 Zwijnaarde – Belgium

Attention: CEO

Facsimile: +32 9 262 00 01

Email: edwin.moses@ablynx.com

with a copy (which shall not constitute notice) to:

Eubelius CVBA

Louizalaan 99

1050 Brussels – Belgium

Attention: Lars Van Bever, Matthias Wauters and Joris De Wolf

Facsimile: +32 2 543 31 01

E-mail: lars.vanbever@eubelius.com, matthias.wauters@eubelius.com and

joris.dewolf@eubelius.com

Linklaters LLP

Rue Brederode 13

1000 Brussels – Belgium

Attention: Arnaud Coibion and Philippe Remels

Facsimile: +32 2 501 94 94

E-mail: arnaud.coibion@linklaters.com and philippe.remels@linklaters.com

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Mitchell S. Bloom, James A. Matarese and Blake Liggio

Facsimile: +1 (617) 523-1231

E-mail: mbloom@goodwinlaw.com, jmatarese@goodwinlaw.com and

bliggio@goodwinlaw.com

if to Bidder:

Sanofi

54, rue La Boétie

75008 Paris – France

Attention: General Counsel

Facsimile: +33 1 53 77 46 76

Email: karen.linehan@sanofi.com

with a copy (which shall not constitute notice) to:

NautaDutilh SPRL

Chaussée de la Hulpe 120

1000 Brussels – Belgium

Attention: Dirk Van Gerven and Elke Janssens

Facsimile No.: +32 2 566 8175

Email: dirk.vangerven@nautadutilh.com and elke.janssens@nautadutilh.com and to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello and Matthew Gilroy

Facsimile No.: +1 (212) 310-8007

Email: Michael.aiello@weil.com and matthew.gilroy@weil.com

In witness whereof:

the parties hereto have signed this Agreement by their duly authorized representatives, on the date first mentioned above, in two originals.

signature page follows

For and on behalf of Sanofi	For and on behalf of Ablynx NV

/s/ O. Brandicourt
Name: O. Brandicourt	/s/ Edwin Moses
Function: Chief Executive Officer	Name: Edwin Moses
Function: Director

/s/ Remi Vermeiren
Name: Remi Vermeiren
Function: Director

(SIGNATURE PAGE TO HEADS OF AGREEMENT)

Schedule 1

Retention arrangements

In 2018, the Company’s employees and members of its Executive Committee who are eligible to be offered Warrants will be granted Sanofi Performance Shares, in lieu of the Company’s unallocated (Issue 30) Warrants.

Such Sanofi Performance Shares will be granted in accordance with current practice of Sanofi with respect to long term incentive plans benefiting to its employees. The main conditions of the LTI plan to employees of the Company post-closing are set out below: .

•	Beneficiaries: approximately 60% of the employees of the Company, being employees of Sanofi or its affiliates (including the Company) at the date of grant.

•	Type of shares awarded: the performance shares will give right to new shares to be issued by the Company, the Company reserves the right to deliver existing shares to some or all of the beneficiaries.

•	Total number of performance shares awarded: 345 855 performance shares, in lieu of 667 500 unallocated Warrants issued by the Company.

•	Condition of continued employment: unless otherwise decided by Sanofi in exceptional cases and subject to specific cases aforementioned, the vesting of the shares is reserved to those beneficiaries who have been continuously employed by Sanofi or its affiliates during the full vesting period, until the vesting date.

•	Unless otherwise decided by Sanofi in specific cases, any Beneficiary ceasing to be an employee of Sanofi and before the expiry of the Vesting Period may retain or lose irrevocably all or part of his or her Performance Shares.

•	Vesting period: three years from the grant date.

Performance condition: Final vesting of the performance shares is subject to the attainment of a defined level of Return on Assets (“ROA”) of Sanofi as calculated over a three year period.

In 2019, the Company’s Employees will be treated within the common Long Term incentive plan applicable to employees of Sanofi and its affiliates.

COMPENSATION FOR ADDITIONAL TAXATION ON ALLOCATED WARRANTS

Sanofi agrees to compensate employees of the Company for any adverse tax impact resulting from accelerated vesting by reason of the transaction up to a total gross amount of 2 million €. This payment will be made to each relevant employee of the Company at the time of payment of such tax provided that they are employees of the Sanofi group.

Schedule 2

Integration plan

Sanofi attaches great importance to the skills and experience of the management team and employees of the Company and their ongoing role in the continued success of the Company. Sanofi believes that the employees and the management of the enlarged business will benefit from the increased opportunities that such a combination would bring. Based on Sanofi’s work to date and meetings with the Company employees, Sanofi has been very impressed with the capabilities of the Company’s personnel and it is Sanofi’s hope and expectation that the vast majority of them will transition into Sanofi for a long-term association and mutual benefits.

Discussions between Sanofi and the Company’s senior management team about the team members’ specific roles in the enlarged group and the terms of their post-close employment have yet to take place. It is envisaged that such discussions will take place after the Offer has been completed.

In particular:

•	It is Sanofi’s intention to maintain the Company as a separate legal entity for a duration of at least 24 months after the Closing Date, containing the existing functionality and located in its current premises, it being understood that if relevant capabilities are no longer available at the Company for any reason, the parties will take into account local business needs and plan accordingly.

•	Following the closing of the acquisition, Sanofi intends to maintain Company’ R&D structure in Ghent, in order to minimize any disruption to the organization, Sanofi will ensure a smooth integration process, and work to maximize the success of the ongoing development programs.

•	Sanofi will work with the Company’s organization to leverage Sanofi’s commercial infrastructure to the maximum extent possible.

•	Sanofi’s business operates in global functions and business unit structure. No organizational change is expected in 2018. Starting in 2019, we will consider a gradual integration into the Sanofi’s wider organization.

•	We understand there are cases of employees located overseas outside Belgium. As well, there are several employees who have been relocated from other countries to the Ghent site. We will review their situations on a case by case basis during the gradual post-close integration as the Company becomes part of the wider Sanofi family.

Sanofi places a high value on the future continuity of the reward package for the Company’s employees. Sanofi confirms that, following implementation of the Offer, the existing contractual and statutory employment rights, including in relation to pension rights, of the current employees and management of Company will be honored. Total compensation level will be preserved other than equity compensation.

In particular:

There is a commitment that for 24 months after the Closing Date each employee will receive annual gross pay and annual cash incentive targets that are no less favourable than in effect prior to the Closing Date. In addition, there is a commitment during this period to ensure that employee benefits (other than equity compensation) are substantially comparable in the aggregate to those benefits provided prior to the Closing Date.

Sanofi will honor the payout of the annual cash incentives for 2017. In addition, Sanofi will honor the Company’s 2018 annual cash incentive program.

Sanofi recognizes that the talents and expertise of Company’s management team and other personal will be critical to its success in integrating Company. As a result, following implementation of the Offer, Sanofi intends to put in place during the course of 2018 an appropriate long-term incentive program.

Schedule 3

Draft prospectus

Schedule 4

Overview Warrants

Warrant	Issue Date	Number of Warrants	Exercise Price per Warrant (€)	Bid Price (€)
Issue 5	13-Jul-06	210,000	2.00	20.50
Issue 9	22-Aug-08	70,417	4.88	40.12
Issue 16	28-Apr-11	20,000	8.68	36.32
Issue 17	01-Feb-12	76,049	3.21	41.79
Issue 20 Excom	29-Jan-13	100,000	6.44	38.56
Issue 20	29-Jan-13	65,853	6.43	38.57
Issue 21 Excom	05-Aug-13	5,028	6.96	38.04
Issue 21 Excom	05-Aug-13	9,562	7.32	37.68
Issue 22 Excom	25-Nov-13	50,000	7.27	37.73
Issue 23 Excom	24-Apr-14	101,168	9.09	35.91
Issue 23	24-Apr-14	53,084	8.85	36.15
Issue 23	24-Apr-14	4,252	8.84	36.16
Issue 23	24-Apr-14	3,500	8.25	36.75
Issue 24	16-Mar-15	20,000	10.13	34.87
Issue 24	16-Mar-15	118,742	9.50	35.50
Issue 24 Excom	16-Mar-15	285,995	10.22	34.78
Issue 25 Excom	14-Sep-15	150,000	12.10	32.90
Issue 25	14-Sep-15	38,000	12.29	32.71
Issue 25	14-Sep-15	27,500	11.67	33.33
Issue 26 Excom	24-Feb-16	198,552	12.02	32.98
Issue 26	24-Feb-16	172,059	12.02	32.98
Issue 26	24-Feb-16	1,500	13.31	31.69
Issue 26	24-Feb-16	12,500	13.99	31.01
Issue 28 bijkomend aanbod wer	22-Feb-17	33,244	12.33	32.67
Issue 28 Excom	22-Feb-17	283,440	12.33	32.67
Issue 28	22-Feb-17	183,061	12.33	32.67
Issue 29 Excom	20-Sep-17	150,000	14.53	30.47
Issue 29 Excom	12-Jan-18	150,000	23.36	21.64
Issue 29	20-Sep-17	89,000	12.26	32.74
Issue 29	20-Sep-17	42,500	12.96	32.04
Issue 29	20-Sep-17	150,000	13.32	31.68
Issue 29	20-Sep-17	10,000	17.84	27.16
Issue 29	20-Sep-17	37,500	19.78	25.22
Recruitment Warranten	18-Jan-18	20,000	26.34	18.66
Recruitment Warranten (bis)	17-Jan-18	112,500	25.64	19.36